UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number 001-39349

DoubleDown Interactive Co., Ltd.

(Translation of registrant’s name into English)

Joseph A. Sigrist, Chief Financial Officer

c/o DoubleDown Interactive, LLC

605 5th Avenue, Suite 300

Seattle, WA 98104

+1-206-408-4545

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Notice of Annual General Meeting of Shareholders

In connection with the upcoming 16th Annual General Meeting of Shareholders (the “AGM”) of DoubleDown Interactive Co., Ltd. (the “Company”) to be held on March 29, 2024 at 11:00 a.m. (Korea Standard Time), or March 28, 2024 at 9:00 p.m. (U.S. Eastern Time), the Company furnishes the following documents:

1)

A copy of the Notice of 16th Annual General Meeting of DoubleDown Interactive Co., Ltd. (the “Notice”) from Citibank, N.A. (the “Depositary”) to the record holders as of December 29, 2023 (the “ADS Holders”) of American Depositary Shares, each representing 0.05 share of a common share of the Company; and

2)	A form of the Depositary’s 2024 Voting Instructions Card for the ADS Holders with respect to the AGM (the “Voting Instructions”).

The Notice and Voting Instructions are being furnished in this report on Form 6-K as Exhibits 99.1 and 99.2, respectively, pursuant to General Instruction B to the Form 6-K and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Depositary’s Notice of 16th Annual General Meeting of DoubleDown Interactive Co., Ltd.

99.2	Depositary’s 2024 Voting Instructions Card for the ADS Holders with respect to the AGM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOUBLEDOWN INTERACTIVE CO., LTD.

Date: March 11, 2024	By:	/s/ Joseph A. Sigrist
Name: Joseph A. Sigrist
Title: Chief Financial Officer